SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)1

DDi CORP.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

233162502
(CUSIP Number)

Riley Investment Management LLC
Attn:  Bryant R. Riley
11100 Santa Monica Blvd.
Suite 800
Los Angeles, CA 90025
(310) 966-1445
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: 0

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

———————
1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 233162502	13D	Page 2

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 635,655
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 635,655
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 635,655
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%1
14	TYPE OF REPORTING PERSON* PN

__________________
1 Based on 19,951,651 shares of common stock of DDi CORP. (the “Issuer”) outstanding at October 27, 2010, as reported in the Issuer’s Form 10-Q for the quarterly period ending September 30, 2010 filed with the Securities and Exchange Commission on October 29, 2010.

CUSIP No. 233162502	13D	Page 3

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 1,185,8532
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 310,7943
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,185,8532
PERSON WITH	10	SHARED DISPOSITIVE POWER 310,7943
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,185,8533
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%1
14	TYPE OF REPORTING PERSON* IA

_____________________

2 Because Riley Investment Management LLC has sole investment and voting power over 635,655 shares of Common Stock held by Riley Investment Partners, L.P. and 550,198 shares of Common Stock held in managed accounts of its investment advisory clients, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

3 Riley Investment Management LLC has shared voting and dispositive power over 310,794 shares of Common Stock held by its investment advisory clients.  However, Riley Investment Management LLC disclaims beneficial ownership of these shares.

CUSIP No. 233162502	13D	Page 4

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley & Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 384,491
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 384,491
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 384,491
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%1
14	TYPE OF REPORTING PERSON* BD

CUSIP No. 233162502	13D	Page 5

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley & Co. Retirement Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 72,070
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 72,070
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,070
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%1
14	TYPE OF REPORTING PERSON* EP

CUSIP No. 233162502	13D	Page 6

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 1,697,0804
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 310,7945
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,697,0804
PERSON WITH	10	SHARED DISPOSITIVE POWER 310,7945
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,697,0805
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%1
14	TYPE OF REPORTING PERSON* IN

_________________
4 Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners, L.P.’s security holdings and certain of its investment advisory clients and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 635,655 shares of Common Stock held by Riley Investment Partners, L.P. and 550,198 shares held in managed accounts of its investment advisory clients.  Includes 384,491 shares of Common Stock owned by B. Riley & Co., LLC. Mr. Riley is the Chairman and sole indirect equity owner of B. Riley & Co., LLC. Includes 72,070 shares owned by B. Riley & Co. Retirement Trust.  Mr. Riley is Trustee of the B. Riley & Co. Retirement Trust.  Includes options exercisable to purchase 6,666 shares of Common Stock held by Mr. Riley.  Includes 48,000 shares held in custodial accounts for Mr. Riley's children of which Mr. Riley is the custodian.

5 Riley Investment Management LLC has shared voting and dispositive power over 310,794 shares of Common Stock held in managed accounts by its investment advisory clients.  Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial ownership of these shares.

CUSIP No. 233162502	13D	Page 7

Item 5.	Interest in Securities of the Issuer

(c)
In the ordinary course of business, BRC may effect transactions in connection with its ordinary course market making activities, as well as for customer transactions.  The following are the other transactions effected by the Reporting Persons in Common Stock that have taken place in the past 60 days:

RIP, LP	Trade Date	Trans Code	Quantity	Price
	11/8/2010	SL	16,700	11.7245
	11/9/2010	SL	44,882	11.1245
	11/10/2010	SL	63,418	10.9116
Investment Advisory Clients	Trade Date	Trans Code	Quantity	Price
	11/8/2010	SL	3,300	11.7245
	11/9/2010	SL	8,976	11.1245
	11/10/2010	SL	12,724	10.9116

CUSIP No. 233162502	13D	Page 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Date: November 10, 2010

Riley Investment Partners, L.P.

By: Riley Investment Management, its General Partner
By:	/s/ BRYANT R. RILEY
Bryant R. Riley, Managing Member

Riley Investment Management, LLC

By:	/s/ BRYANT R. RILEY
Bryant R. Riley, Managing Member

B. Riley & Co., LLC

By:	/s/ BRYANT R. RILEY
Bryant R. Riley, Chairman

B. Riley & Co. Retirement Trust

By:	/s/ BRYANT R. RILEY
Bryant R. Riley, Trustee

By:	/s/ BRYANT R. RILEY
Bryant R. Riley